Exhibit 2.1

STOCK PURCHASE AGREEMENT

Between the party of the first part, SAMA VALORES, (G.S.), S.A., a company incorporated, domiciled and in existence under the laws of the Republic of Costa Rica, official identification card No. (xx-xx-xxxxx) (hereinafter “SAMA”), in its role as fiduciary agent for the Jaco-Belen Trust; MARCELA ARIAS VICTORY, a Costa Rican national, of legal age, married, an attorney, a resident of San Jose, Costa Rica, bearer of Costa Rican identification card No. (x-xxx-xxx); GILBERTH VALVERDE CASTRO, a Costa Rican national, of legal age, married, holder of an A.S. in Agricultural Sciences, a resident of the city of Managua, Nicaragua, bearer of Costa Rican identification card No. (x-xxx-xxx); ALFONSO JOSE SANDINO GRANERA, a Nicaraguan national, of legal age, married, an attorney, a resident of the city of Managua, bearer of Nicaraguan identification card No. (xxx-xxxxxx-xxxxx); and MARTHA LORENA ICAZA OCHOA, a Nicaraguan national, of legal age, single, an attorney, a resident of the city of Managua, bearer of Nicaraguan identification card No. (xxx-xxxxxx-xxxxx), hereinafter called jointly the “Sellers”, and the party of the second part, CORPORACION PIPASA, S.A., a company incorporated, domiciled and in existence under the laws of the Republic of Costa Rica, with official identification card No. (x-xxx-xxxxx), represented in this Agreement by Gustavo Barboza Vega, of legal age, single, Certified Public Accountant, a resident of San Rafael de Coronado, Costa Rica, the bearer of identification card (x-xxx-xxx), and Jose Villalobos Gonzalez, of legal age, married, Certified Public Accountant, resident of San Pablo de Heredia, Costa Rica, bearer of identification card No. (x-xxx-xxx), who enjoy general power of attorney without monetary limits when acting jointly, and who have been sufficiently authorized to execute this act pursuant to an agreement by the Board of Directors, dated the twenty-fifth day of September of two thousand eight, hereinafter called the “Purchaser”. The Purchaser and the Sellers are jointly referred to as the “PARTIES”, and they have agreed to execute this agreement for the acquisition of shares (the “AGREEMENT”) which shall be governed by the following clauses:

ONE: Definitions.

For the purposes of this Agreement, the following terms shall have the corresponding meanings as set forth below:

1.1	“SHARES” shall mean the one hundred (100) par value shares, not payable to the bearer, that make up the Company’s corporate capital and are the direct property of the Sellers. All the Shares have a par value of one hundred Córdobas (C$100) each, fully subscribed and paid in full, which represent 100% of the Company’s corporate capital.

1.2	“GOVERNMENT AUTHORITY” means any domestic or foreign government and any governmental agency or entity or other authority that exercises executive, legislative, judicial, regulatory or administrative powers for the government or those powers belonging to the government, as well as any arbiter, arbitration court, or quasi-governmental organization.

1.3	“COMPANY” shall mean INDUSTRIAS AVÍCOLAS INTEGRADAS, S.A., a company incorporated, domiciled and in existence under the laws of the Republic of Nicaragua, as reflected in a public deed executed before Notary Orlando J. Moncada Zapata at 7:00 A.M. on the twenty-seventh day of November of nineteen ninety-seven, which was recorded together with the corporate by-laws under number 19.641-B2, pages 37 to 50, Volume 745-B2, Corporation Book Two; and under number 29.824, Page 37, Volume 133, Book of Legal Persons, Commercial Registry, Department of Managua, Nicaragua.

1.4	“DEBT” shall mean the debt that the Company has, as of August 31, 2008, with banks and with the Purchaser for the total amount of twenty-four million one hundred twenty-three thousand United States of America dollars (US$ 24,123,000), consisting of Bank Debt and Commercial Debt.

1.5	“BANK DEBT” shall mean the debt that the Company has, as of August 31, 2008, with Banco Internacional de Costa Rica [International Bank of Costa Rica] (Panamá) (“BICSA”), for the total amount of nineteen million five hundred seventeen thousand United States of America dollars (US$ 19,517,000).

1.6	“COMMERCIAL DEBT” shall mean the debt that the company has, as of August 31, 2008, with the Purchaser and its subsidiaries for the total amount of four million six hundred six thousand United States dollars (US$ 4,606,000).

1.7	“FINANCIAL STATEMENTS” shall mean the financial statements of the Company as August 31, 2008.

1.8	“EFFECTIVE DATE” shall mean September 30, 2008.

1.9	“CLOSING DATE” shall mean the date this Agreement is signed.

1.10	“TERMS SHEET” means the document signed by the Purchaser and Sellers on September 25, 2008, which establishes the main terms and conditions for the acquisition of the Shares that are the subject of this Agreement.

1.11	“TAXES” means all taxes and charges, fees imposed, duties, tariffs and similar government liens, whatever they may be called (including income taxes, taxes on business assets, taxes on franchises, taxes on net worth, taxes on capital, estimated taxes, withholdings, value added taxes, usage taxes, taxes on gross and net income, sales taxes, transfer taxes or duties, indirect taxes, real estate and property taxes, ad valorem taxes, payroll-related taxes, employment taxes, unemployment insurance, social security taxes, minimum taxes, import duties, and other obligations of equivalent or similar nature), together with any liability, penalties, fines, or increases in taxes or interest rates, established at the national, state or municipal level.

1.12	“BOOKS AND RECORDS” means all books, records, files, and documents, including all accounting books, ledgers, daily entries, accounts payable and accounts receivable records; information on costs and pricing; payroll, sales, production, personnel, supplies, inventory, historical records on contractors; catalogs and price lists; sales literature; marketing materials; employee manuals; technical documents; business reports, plans and business projections; credit information; supplier lists and all other correspondence, data and information in any format or medium.

TWO: Subject of this Agreement.

Under the terms of this Agreement, the Sellers will sell the Shares to the Purchaser, and the Purchasers will buy the Company’s Shares from the Seller.

THREE: Share Price.

3.1. The sales price for all of the shares is the amount of twenty-one million five hundred thousand United States of America dollars (US$ 21,500,000).

From said amount, the sum of two million United States of America dollars (US$ 2,000,000) will be deducted, which was paid by the Purchaser to the Sellers on the date the Terms Sheet was signed.

3.2 The net balance of the price after taking the deductions mentioned in this clause, that is, the amount of nineteen million five hundred thousand United States of America dollars (US$19,500,000) shall be paid by the Purchaser through the assumption of the Bank Debt, or the acquisition of new debt, pursuant to joint agreement of the parties.

FOUR: Statements and Guarantees.

The Sellers hereby declare and guarantee that the following statements are true and correct as of the date of this Agreement, with the understanding that each and every one of the statements are considered by both Parties to be essential to the execution of this Agreement:

4.1.	Incorporation and Authorization.

a.	SAMA is a company validly incorporated under the laws of Costa Rica, and it has all the powers and faculties of a corporation to conduct business, such as it is currently doing.

b.	MARCELA ARIAS VICTORY, GILBERTH VALVERDE CASTRO, ALFONSO JOSE SANDINO GRANERA, and MARTHA LORENA ICAZA OCHOA, are individuals; the first two are Costa Rican citizens, the second two are Nicaraguan citizens, all are of legal age and fully capable of executing this Agreement.

c.	The Company is a commercial entity validly incorporated and in existence under the Laws of the Republic of Nicaragua; it has all the powers and faculties of a corporation to conduct business, such as it is currently doing.

d.	The Sellers have taken every corporate action to authorize the execution of this Agreement as well as the purchase of all shares that are foreseen in this document.

e.	There is no requirement to notify or obtain approval from any government authority to effect the transfer of the Shares that are the subject of this Agreement.

4.2.	Capital

The Company’s corporate capital is ten thousand Córdobas (C$10,000), which are represented in one hundred (100) common, par value shares, with a par value of one hundred Córdobas (C$100) each, completely subscribed and paid in full as follows:

a.	Sama Valores (G.S.), S.A. owns ninety-six (96) shares.

b.	Marcela Arias Victory owns one (1) share.

c.	Gilberth Valverde Castro owns one (1) share.

d.	Alfonso Jose Sandino Granera owns one (1) share.

e.	Martha Lorena Icaza Ochoa owns one (1) share.

All shares were validly issued and include the right to vote and to receive dividends, and furthermore they are the only shares issued by the Company.

4.3.	Ownership and Liens

The Shares are the property of the Sellers and are free from all liens. The Sellers have the right to dispose freely of the Shares, and therefore they can cede and transfer them without any limitation.

4.4.	Non-violation

The execution of this Agreement by the Sellers is not in conflict with any resolution in force that has been adopted by the corporate entities of the Company, and it does not constitute an infraction or a violation of the Act of Incorporation or the Company’s By-Laws. Likewise, it does not constitute an infraction or violation of any contractual obligation that the Company or the Sellers have assumed.

4.5.	Minutes of the Shareholder and Board of Directors Meeting

All the Minutes of the Shareholder Meetings and the meetings of the Company’s Board of Directors are duly recorded in the respective books of Minutes. These Minutes are true and correct and fully reflect all the corporate decisions that require the approval of the respective corporate entities in the Company.

4.6.	Legal Compliance

The Company has complied faithfully and completely with all applicable legislation concerning the business and its operations.

4.7.	Accounting

The Company’s accounting has been performed by the Company management in accordance with generally accepted accounting practices in the Republic of Nicaragua. The Financial Statements and other ledgers and accounting records reflect and reveal faithfully and accurately the financial status of the Company as of the date of this Agreement.

4.8.	Non-Compliance

The Company is not in violation of any of its contractual obligations and has not issued any deposits, bonds or other personal guarantees, except for those listed in Schedule 4.8.

4.9.	Ownership of Assets

Schedule 4.9 contains a list of the main holdings, both real and personal, and the Company’s other assets, that are owned by the Company, and are free from all liens or judicial or administrative measures that could be imposed against them.

4.10.	Litigation

No matter is under litigation before a court, administrative office, or in arbitration of any type or sort, nor is any action, proceeding, judicial or administrative investigation pending or imminent against the Company; nor is any measure, order or ruling pending with an administrative or judicial body against the Company or its assets, except for those that are identified in Schedule 4.10.

4.11.	Financial Status

Since the date listed on the Financial Statements, the Company has not contracted any additional obligations, on contingency or otherwise, apart from those that were absolutely necessary for the proper, regular operation of its business. Since the date listed on the Financial Statements, the Company’s status has not been adversely affected by damages, loss or destruction, and the Company has not declared any dividends to its shareholders.

4.12.	Taxes

The Company has promptly filed all tax returns that need to be filed in accordance with the applicable legislation, and has paid the appropriate authorities all sums owed as taxes.

There are no pending or imminent investigations, audits, reviews, claims, or disputes concerning taxes against the Company or against the Sellers that could affect the Company, its assets or its operations, except for those that are listed in Schedule 4.12.

4.13.	Contracts

Schedule 4.13 contains a complete list of the Contracts executed by the company that are currently in force.

4.14.	Leases

The Company rents various real properties pursuant to leases that are listed in Schedule 4.14. Said leases are in full force and effect, and the Company is up to date with the payments for the respective leases, and is not in violation of any of its obligations as set forth in said leases.

4.15.	Hidden Liabilities

There are no liabilities, nor is the Company obligated by notes, debts, accounts payable or other debts, whether on contingency or not, that are not reflected in the Financial Statements.

4.16.	Labor Force

Schedule 4.16 contains a complete and accurate list of the names of all the Company’s employees, specifying the date the person started working for the Company, job title or classification, salary and other work benefits for each employee, pursuant to the applicable legislation. Except as described in Schedule 4.16(a), there is no lawsuit, claim or accusation pending or foreseeable, nor is there any order, decision or ruling currently recorded or pending with any government authority against the Company concerning labor issues.

4.17.	Intellectual Property.

The Company holds licenses for certain patents, brand names, permits, service brands, copyrights, licenses and other intellectual and industrial property rights that are necessary for the Company to conduct business. These licenses are listed in Schedule 4.17.

The Company has not taken any action that could or would violate the licenses granted to it.

4.18.	Expropriation

No Government Authority has taken, nationalized or expropriated any of the Company’s assets or holdings, nor has it taken measures that would have an effect equivalent to nationalization or expropriation concerning the Company’s assets or holdings, nor to the best of the Seller’s understanding, does any Government Authority have any intention of initiating any similar action.

4.19.	Environment

a.	The Company has complied faithfully and fully with all applicable legislation on the environment in its business and operations. There are no investigations, audits, reviews, claims or disputes pending or imminent against the Company concerning the environment.

b.	The Company has obtained all of the permits and authorizations required under the environmental laws that are necessary to conduct its operations. Schedule 4.19 contains a list of all the permits and authorizations on environmental issues that the Company requires to carry out its activities and operations.

c.	Each of the environmental permits is valid and currently in force. There are no pending or imminent proceedings to revoke or limit any of the environmental permits.

d.	There are no obligations yet to be performed as part of any plan for environmental updates, and the relevant final approvals have been obtained from the appropriate government authorities.

e.	The Company has eliminated its waste in compliance with environmental regulations and does not dump liquid waste, in compliance with environmental legislation.

f.	There is no ground or underground water pollution at the Company’s installations, and no dumping of pollutants has occurred on or from them. The Company has not used any of its holdings to produce, create, store, manage, transport or eliminate any hazardous materials, and the Company installations have not been and are not being used as landfills or as a waste elimination site.

4.20.	Permits

a.	The Company has obtained all permits and authorizations required to conduct its activities. Said permits are currently in force, and the Company is up to date with regard to compliance with any obligations to which it may be subject regarding said permits and authorizations.

b.	The products sold by the company have all the necessary government authorizations and registrations for production, commercialization and distribution.

c.	Schedule 4.20 contains a list of the permits, registrations and authorizations that are currently in force for the Company and its products.

4.21.	Non-utilization of Brokers

The Sellers have not hired and have no knowledge of any broker, agent or other intermediary who can act or can claim to be able to act on behalf of the Company regarding the subject of this Agreement. There is no commission or other remuneration that is payable or may be claimed to be payable to any person for such reason.

All statements made and the information delivered to the Purchaser concerning the negotiations covered by this Agreement are true and correct, and no important fact has been hidden from the Purchaser.

FIVE: Statements and Guarantees by the Purchaser.

The Purchaser hereby declares and guarantees that the following statements are true and correct as of the date of this Agreement, with the understanding that each and every one of these statements are considered by the Parties to be essential for the execution of this Agreement:

5.1.	Incorporation and Authorization

a.	The Purchaser is a company duly incorporated, organized and validly in existence under the laws of Costa Rica, and it is has full corporate capability to execute this Agreement and each of the agreements, documents and instruments that the Purchaser must execute in relation to this Agreement and to fulfill its obligations under said Agreement and documents.

b.	The Purchaser has taken every corporate action needed to authorize the execution of this Agreement as well as the purchase of all shares that are foreseen in this document.

c.	There is no requirement to notify or obtain approval from a government authority to carry out the transfer of the Shares that are the subject of this Agreement.

5.2.	Non-violation

The execution of this Agreement by the Purchaser is not in conflict with any resolution in force that has been adopted by the corporate entities of the Company, and it does not constitute an infraction or a violation of the Act of Incorporation or the Company’s By-Laws.

Likewise, it does not constitute an infraction or violation of any contractual obligation that the Purchaser has assumed.

5.3.	Non-Utilization of Brokers

The Purchaser has not hired and has no knowledge of any broker, agent or other intermediary who can act or can claim to be able to act on behalf of the Purchaser regarding the subject of this Agreement. There is no commission or other remuneration that is payable or may be claimed to be payable to any person for such reason.

SIX: Actions that must be performed pursuant to this Agreement.

1.	On or before the Closing Date, the Sellers shall deliver to the Purchaser:

a.	The Company’s Financial Statements as of August 31, 2008;

b.	Certification by an authorized officer of SAMA of the corporate resolutions authorizing the signature of this Agreement and any other document that needs to be executed under the Agreement, including notification to the Company’s Board of Directors about the transfer of said shares pursuant to Article 4 of the Company’s Act of Incorporation;

c.	The ownership of the original shares that represent the Company’s corporate capital, duly endorsed to the Purchaser and countersigned by the Chairman and the Secretary of the Company’s Board of Directors;

d.	A list of persons who have the authority to represent the Company;

e.	A list of persons authorized to move funds to and from Company bank accounts;

f.	All of the Company’s corporate books, minutes, and account ledgers that are in the possession of the Sellers or any of the respective directors, officers or employees;
g.	A written letter of resignation from each of the members of the Company’s Board of Directors;

2.	On the Closing Date, the Purchaser shall deliver to the Sellers:

a.	Certification by an authorized officer for the Purchaser of the corporate resolutions that authorize the execution of this Agreement and any document that needs to be executed under the Agreement;

b.	Any other document relevant to closing the transactions discussed herein that the Sellers, acting reasonably, may require.

3.	On the Closing Date, the Purchaser and the Sellers:

a.	Shall make and sign, as applicable, the relevant annotations in the Company’s Share Register and in the Shares Certificates;

b.	Shall execute any other documents that may be necessary to complete the purchase of the Shares.

SEVEN: Compensation.

7.1 For a period of one (1) year after the execution of this Agreement, Sama Valores (G.S.), S.A., is obligated to compensate the Purchaser for any damages, including attorneys’ fees and costs, and procedural expenses (hereinafter and for the purposes of this clause, these shall collectively be referred to as “damages”), that may be suffered by the Purchaser, after having acquired ownership of the Sellers’ shares, that are derived directly or indirectly from:

a.	Failure to comply with or inaccuracies in the Statements and Guarantees, as well as failure to comply with any other obligation provided in this Agreement.

b.	Any obligation or liability, specifically including undeclared tax liabilities, that are owed by the Company but were not included in the Financial Statements.

c.	Any judicial or extrajudicial claim against the Purchaser, as the entity to which the Company Shares are transferred, brought by any Government Authority or any third party, or for any reason that is related to actions or omissions that occurred prior to the date of this document, and was not revealed by the Sellers in this document.

7.1.1.	In the event that the Purchaser and/or the Company are threatened with some sort of damages, the Purchaser shall notify Sama Valores (G.S.), S.A., in writing. Within thirty (30) consecutive days of receipt of said notification, the Sellers shall cover said damages to the Purchaser’s satisfaction. Nonetheless, if thirty (30) consecutive days pass and Sama Valores (G.S.), S.A., has not covered said damages, the damages may be covered by the Purchaser. In this event, Sama Valores (G.S.), S.A. shall reimburse them within a period not to exceed fifteen (15) business days.

7.1.2.	If any judicial or extrajudicial claim is initiated by a third party against the Purchaser and/or the Company as a result of or related to the subject of this Agreement (“Third Party Claims”), then the Parties shall cooperate fully concerning any Third Party Claims and they will keep each other fully informed on the matter. In this case, the Sellers shall have the right, at their expense, to participate in the negotiation, transaction or defense of such a Third Party Claim; nonetheless, the Company will not settle any Third Party Claim without the written consent of the Sellers, which consent shall not be denied or delayed without justification. If the nature of any Third Party Claim is such that the applicable laws require that the Company make a payment to any Person (the “Third Party”) regarding the Third Party Claim in question before the negotiations are finalized on the transaction or judicial proceeding, then the Company may make such payment and the Sellers shall reimburse the Company immediately upon request, that is, within a period not to exceed fifteen (15) business days.

7.2. For the period of one (1) year after the execution of this Agreement, the Purchaser will be obligated to compensate the Sellers for any damages that the Sellers may suffer after transferring ownership of the Shares to the Purchaser, derived directly or indirectly from:

a.	Failure to comply with or inaccuracy of the Statements and Guarantees, as well as failure to comply with any other obligation provided in this Agreement.

EIGHT: Previous agreements and modifications.

This Agreement supersedes all other negotiations, discussions and previous agreements between the parties concerning the subject of this Agreement. This Agreement may not be modified except through a written document that is duly signed by the Parties.

NINE: Law and applicable jurisdiction.

9.1 This Agreement, including but not limited to its validity, interpretation, compliance, effects and consequences, shall be governed by the laws of the Republic of Costa Rica.

9.2 All disagreements or disputes that may arise concerning the sale of the Company’s Shares shall be definitively decided by three (3) arbiters of law, pursuant to the Rules of Arbitration for the Center of Conciliation and Arbitration at the Costa Rican-American Chamber of Commerce. The arbitration shall take place in the city of San Jose, Costa Rica, and shall be conducted in Spanish.

TEN: Miscellaneous.

10.1.	Any notification or other required or permitted communication that should be made pursuant to this Agreement shall be made in writing and shall be delivered personally, by fax, or by certified mail with prepaid postage, to the following addresses:

To the Purchaser:

La Ribera de Belén, Heredia. De las oficinas de INTEL 600 metros Oeste, 200 metros Norte y 300 metros Oeste.

Fax: (506) 2298-1306.

Attn: Gustavo Barboza Vega.

To the Sellers:

San José. Edificio Grupo SAMA. Contiguo a la Contraloría General de la República.

Fax (506) 2296-7816.

Attn: Rolando Cervantes Barrantes or Henry Zamora Castro.

Any notification or other communication shall be deemed delivered and received on the day that it is delivered or transmitted (or, if that day is not a business day, on the following business day) or, if it is sent by mail, on the third business day after the date it is placed in the mail. Either of the Parties may change its address at any time for purposes of effecting service, every so often, through notification to the other Party in accordance with this subsection.

10.2.	The rights and obligations of each Party under this Agreement shall be transferable to its successors and assigns. However, neither of the Parties may transfer to any third party this Agreement or its rights hereunder, without the prior written authorization of the other Party.

10.3	No waiver of any provision of this Agreement will constitute a waiver of any other provision.

10.4.	Any provision of this Agreement that may be deemed illegal or unenforceable in one jurisdiction shall be deemed invalid for that jurisdiction, but that will not void the remaining provisions, nor will it affect the validity or enforceability of the same provision in other jurisdictions.

10.5.	All costs and expenses, including legal fees and disbursements paid by the Parties for the negotiation, preparation and execution and compliance with this Agreement and related documents, shall be payable by the Party that incurred the expenses.

10.6.	The Parties agree to undertake any necessary action or sign any additional document that may be necessary or appropriate to comply with this Agreement.

In witness whereof, the Parties sign this Agreement in duplicate originals in the city of San Jose, Costa Rica, this 3rd day of October, 2008.

For

The Purchaser:

/s/ Gustavo Barboza Vega	/s/ Jose Villalobos Gonzalez
Gustavo Barboza Vega	Jose Villalobos Gonzalez

Legal Representatives acting jointly

For

the Sellers:

/s/ Rolando Cervantes Barrantes	/s/ Henry Zamora Castro
Rolando Cervantes Barrantes	Henry Zamora Castro

Legal Representatives of SAMA VALORES, (G.S.), S.A. acting jointly

/s/ Marcela Arias Victory
Marcela Arias Victory

And in the city of Managua, Nicaragua, this 1st day of October, 2008.

/s/ Alfonso José Sandino Granera
Alfonso José Sandino Granera

/s/ Gilberth Valverde Castro	/s/ Martha Lorena Icaza Ochoa
Gilberth Valverde Castro	Martha Lorena Icaza Ochoa